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                             August 8, 2022

       Dongning Wang
       Chief Financial Officer
       Chindata Group Holdings Ltd
       No. 47 Laiguangying East Road
       Chaoyang District, Beijing, 100012
       The People's Republic of China

                                                        Re: Chindata Group
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-39556

       Dear Mr. Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2021

       Introduction, page 1

   1. Please revise your definition of China or PRC to remove the exclusion of Hong Kong and
                                                        Macau from this
definition.
       Item 3. Key Information
       Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their
       Respective Shareholders, page 3

   2.                                                   Please revise to
refrain from using terms such as    we    or    our    when describing
activities
                                                        or functions of a VIE.
In this regard, we note numerous references to "our VIEs"
                                                        throughout the filing.
 Dongning Wang
FirstName  LastNameDongning
Chindata Group  Holdings Ltd Wang
Comapany
August     NameChindata Group Holdings Ltd
       8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
3. Revise your diagram on page 4 to reflect the "Contractual Arrangements" between the
         WFOEs and VIEs with dashes but without arrows.
Risks Relating to Our VIEs and China Operations, page 5

4. Please revise your disclosure to address how recent statements and regulatory actions by
         China   s government, such as those related to data security or
anti-monopoly concerns,
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange.
Cash and Asset Flows Through Our Organization, page 6

5. You disclose the amount of service fees that the VIEs paid to the WFOEs and their subsidiaries, net of the cash paid by the WFOEs and their subsidiaries to the VIEs. Please revise to separately disclose amounts paid by the VIEs to the WFOEs and their subsidiaries and amounts paid by the WFOEs and their subsidiaries to the VIEs. Also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
The Holding Foreign Companies Accountable Act, page 7

6.       Please revise here to also discuss the Accelerating Holding Foreign
Companies
         Accountable Act (Accelerating HFCAA) rather than just including a cross reference to risk factors elsewhere in the filing. Discuss the specific time frames for complying with the Accelerating HFCAA and discuss the impact to your company if you are unable to timely comply. In this regard, your disclosures both here and on page 47 should be clear as to whether the related risks and uncertainties could cause the value of your ADSs to become worthless.
Approvals required from the PRC Authorities for Offering Securities to Foreign Investors, page
8

7. We note your disclosure that in connection with previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, your PRC subsidiaries, and the VIEs, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory
         Commission (CSRC) (ii) have not received any requirement from competent PRC government authorities to go through cybersecurity review by the Cyberspace
         Administration of China (CAC) and (iii) have not received nor were denied such requisite permissions by any PRC authority. Please also disclose whether you relied on the opinion of counsel in making this determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
 Dongning Wang
FirstName  LastNameDongning
Chindata Group  Holdings Ltd Wang
Comapany
August     NameChindata Group Holdings Ltd
       8, 2022
August
Page 3 8, 2022 Page 3
FirstName LastName
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Financial Information Related to Our VIEs, page 8

8. Please address the following as it relates to your Selected Condensed Consolidated financial statements:
             Revise to include a separate column for the WFOEs that are the primary beneficiaries of the VIEs.
             Revise the reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are "primary beneficiary" of the VIEs for accounting purposes only.
             Revise the balance sheet line item reference to "Investment in subsidiaries and VIEs,"
             as this implies the VIE arrangements are similar to an equity method investment.
             Revise to add shareholders    equity line item(s) to the balance
sheets.
             Revise to present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIEs.
             Revise to remove    VIEs    from the line item    Share of income
(loss) of subsidiaries
             and VIEs    and adjust the amounts accordingly as this also
implies the VIE
             arrangements are similar to an equity method investment.
             Revise to refer to these schedules as condensed consolidating statements.
Risks Relating to Our Corporate Structure
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection..., page 32

9. Please revise to more clearly disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 99

10. You disclose the increase in colocation services revenue was due to the growth of your business. Please revise to better describe the underlying reasons for this material change in quantitative or qualitative terms. For example, describe the extent to which changes are attributable to the change in pricing or changes to volume related to the number of data centers in service and/or the related capacity of such centers. Refer to Item 5.A of Form
         20-F.
11. There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the increase in cost of revenue from colocation services in China was primarily due to the increase in utility costs and depreciation expense. Also, you disclose that the decrease in general and administrative expense was primarily due to the
 Dongning Wang
FirstName  LastNameDongning
Chindata Group  Holdings Ltd Wang
Comapany
August     NameChindata Group Holdings Ltd
       8, 2022
August
Page 4 8, 2022 Page 4
FirstName LastName
         decrease in share-based compensation expense, management consulting services fees related to IPO and employee benefit expense. Please revise throughout to quantify each material factor, including any offsetting factor, that contributed to such change. In addition, you should remove vague terms such as "primarily" in favor of specific quantification.
Non-GAAP Measures, page 101

12. Please revise to disclose net loss margin, the comparable GAAP measure to adjusted
         EBTIDA margin and adjusted net income margin, with greater prominence for each period presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
         the Non-GAAP C&DIs.
13. Your non-GAAP measure, Adjusted Net Income, excludes depreciation and amortization of property and equipment and intangible assets resulting from business combinations, which you indicate is an item that you do not consider indicative of the performance of your business. Please revise to clarify that while you exclude such expenses in this measure, the revenue from the acquired companies is reflected in this measure and the acquired assets contribute to revenue generation.
Liquidity and Capital Resources
Cash Flows and Working Capital, page 104

14. Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers and other material factors necessary
         to understand the company   s cash flows from operating activities. We
refer you to
         Section IV of SEC Release 33-8350.
Critical Accounting Estimates, page 106

15. Please explain why you appear to include separate discussions of Critical Accounting
         Estimates and Critical Accounting Policies and Judgements or revise as necessary. Also, your current disclosures appear to repeat your accounting policy disclosures in Note 2.
         Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E. of Form 20-F.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dongning Wang
Chindata Group Holdings Ltd
August 8, 2022
Page 5



       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameDongning Wang                          Sincerely,
Comapany NameChindata Group Holdings Ltd
                                                         Division of
Corporation Finance
August 8, 2022 Page 5                                    Office of Technology
FirstName LastName